

Mail Stop 4561

September 8, 2015

Frank J. Bisignano, Chief Executive Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re:** **First Data Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2015**
> **File No. 333-205750**

Dear Mr. Bisignano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2015 letter.

Prospectus Summary

Expand Our Clover Operating System, page 7

1.   We note your response to prior comment 4 where you state that Clover has not had a material impact on the Company's operations to date. Please revise your disclosure here and in MD&A to state this fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.   We note your response to prior comment 10. Please revise your disclosure on page 55 to identify the specific consumer trends and, to the extent such information is available, consider disclosing the specific time periods in which the trends impacted your business.

Executive Overview, page 53

3.   We note your response to prior comment 12, where you state that you do not use a metric to track the rate at which you retain revenues. Please disclose the basis for your belief that your business is characterized by high levels of recurring revenue.

Underwriting

Directed Share Program, page 234

4.   We note your amended disclosure where you state that shares under the directed share program will be offered to, among other persons, "certain employees." Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program. Also, revise to disclose whether the shares will be subject to lock-up agreements.

Audited Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-4

5.   We note from your disclosures on page F-32 and your response to prior comment 26 that you revised the previously issued financial statements to correct the effects of immaterial errors related to your debt refinancing. As such, please address the following with regard to your ICFR and DCP:

- Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors.

- To the extent that you determined there were control deficiencies that lead to the errors, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiency and explain how you made that determination.

- Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

- Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

In addition, please explain further how you considered both quantitative and qualitative factors in concluding the errors were not material to all periods. Refer to SAB 99 for guidance.

Notes to the Consolidated Financial Statements

Note 6: Borrowings, page F-26

6.   We note your response to prior comment 26. Please tell us why the adjustments to 2014 contain a reclassification between loss on debt extinguishment and interest expense but there is no impact on net income.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Richard Fenyes, Esq.
        Simpson Thacher & Bartlett LLP